SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Rua Abílio Soares, 409
04005-001 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A.
CNPJ/MF n° 02.558.074/0001-73 - NIRE 35.3.001.587.9-2
A Public Company

Special Shareholders Meeting

Notice to Shareholders

Notice is hereby given to shareholders that a Special Shareholders Meeting of the Company will be held exceptionally at VIVO Megastore, at Avenida Paulista, 412, 1st floor, São Paulo, SP, on September 2nd, 2003, at 2pm, to act on the following agenda:

1)

To ratify the election of BES Investimento do Brasil S.A.- Banco de Investimento, as the institution responsible for the Appraisal Report related to the acquisition, by the Company, of a controlling interest in Tele Centro Oeste Celular Participações S.A. (“TCO”);

2)	To ratify said Appraisal Report;
3)

To ratify the acquisition, by the Company, of 77,256,410,396 (seventy seven billion, two hundred and fifty six million, four hundred and ten thousand, three hundred and ninety six) shares of TCO, corresponding to 61.10% of its voting capital and 20.37% of its total capital, without taking into account the shares held in treasury (“Acquisition”), as well the signing of the respective definitive agreement to purchase and sell shares, entered into on March 24, 2003 (“Purchase and Sale Agreement”), pursuant to article 256 of Law 6,404/76, as amended by Law 9,457/97;

GENERAL INSTRUCTIONS

A)

Shareholders’ proxies shall be received by the Company at its Headquarters, at Rua Abílio Soares, 409, 12th floor (Legal Department) at least forty-eight (48) hours before the beginning of the Meeting.

B)

Shareholders who participate in the Brazilian Stock Exchange Custody Program and who intend to attend the Meeting will be required to present a statement issued up to forty-eight (48) hours before the beginning of the Meeting, showing their respective holdings in the capital stock of the Company.

C)	The Purchase and Sale Agreement and the Appraisal Report related to the Acquisition of TCO are available to shareholders at the Company’s Headquarters – Legal Department.

São Paulo, August 15th, 2003.

Iriarte José Araújo Esteves
Vice Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2003

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.